October 28, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Ingram

Re:                             Metabolix, Inc.: Registration Statement on Form S-1 (File No. 333-207510)

Dear Mr. Ingram:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Metabolix, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced registration statement on Form S-1 (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern time) on October 30, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Thomas Levato of Goodwin Procter LLP at (212) 459-7256.

Sincerely,

Metabolix, Inc.

By:	/s/ Sarah Cecil
	Name:	Sarah Cecil
	Title:	General Counsel

cc:                                David Korvin, U.S. Securities and Exchange Commission